UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G
                          (Rule13d-102)


            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (Amendment No. __)


                      EVERGREEN ENERGY INC.
                      ---------------------
                        (Name of Issuer)

            Common Stock, $0.001 par value per share
            ----------------------------------------
                 (Title of Class of Securities)

                            48245L107
                            ---------
                         (CUSIP Number)

                          July 5, 2007
                          ------------
     (Date of Event Which Requires Filing of This Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x]   Rule 13d-1(b)

          [x]   Rule 13d-1(c)

          [ ]   Rule 13d-1(d)


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 48245L107                 SCHEDULE 13G                 Page 2 of 8

 1    Name of Reporting Person          Westcliff Capital Management, LLC

      IRS Identification No. of Above Person               EIN 77-0435868

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                      8,420,903
     SHARES
  BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                 8,420,903
  PERSON WITH
                    8    Shared Dispositive Power                       0

  9    Aggregate Amount Beneficially Owned by Each Reporting    8,420,903
       Person

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               9.4%

 12    Type of Reporting Person                                        IA

CUSIP 48245L107                 SCHEDULE 13G                 Page 3 of 8

 1    Name of Reporting Person                     Richard S. Spencer III

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                  United States

   NUMBER OF        5    Sole Voting Power                      8,480,903
     SHARES
  BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                 8,480,903
  PERSON WITH
                    8    Shared Dispositive Power                       0

  9    Aggregate Amount Beneficially Owned by Each Reporting    8,480,903
       Person

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               9.5%

 12    Type of Reporting Person                                    HC, IN

CUSIP 48245L107                 SCHEDULE 13G                 Page 4 of 8

Item 1(a).  Name of Issuer:

        Evergreen Energy Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

        1225 17th Street, Suite 1300, Denver, Colorado 80202

Item 2(a).  Names of Persons Filing:

        Westcliff Capital Management, LLC ("Westcliff ") and Richard S. Spencer III ("Spencer", and collectively, the "Filers").

Item 2(b).  Address of Principal Business Office or, if none, Residence:

        200 Seventh Avenue, Suite 105, Santa Cruz, CA  95062

Item 2(c).  Citizenship:

        See Item 4 of the cover page for each of the Filers.

Item 2(d).  Title of Class of Securities:

        This Schedule 13G (this "Schedule") relates to shares of Common Stock, par value $0.001 per share, of the Issuer and warrants exercisable therefor (the "Securities").

Item 2(e).  CUSIP Number:

        458751104

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) [x] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

    (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

CUSIP 48245L107                 SCHEDULE 13G                 Page 5 of 8

    (g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

        See Items 5-9 and 11 of the cover page for each Filer.

        The Securities consist of: (i) 2,883,043 shares of the Issuer's Common Stock, which includes 60,000 shares of the Issuer's Common Stock (the "Spencer Shares") that were acquired by Spencer upon the exercise of options; and (ii) warrants exercisable for up to an additional 5,597,860 shares of the Issuer's Common Stock at an exercise price of $2.75 per share.

        Except for the Spencer Shares, all of the Securities were purchased by and are held in accounts for various investment advisory clients for which Westcliff is the investment manager (including certain investment limited partnerships for which Westcliff is a general partner). Westcliff has sole voting and investment power over the holdings of each of advisory client in whose account Securities are held (including investment partnerships for which it is a general partner), and Spencer controls Westcliff. As a result, Westcliff and Spencer may be deemed to have beneficial ownership of all of the Securities for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"), insofar as they may be deemed to have the power to direct the voting or disposition of such Securities (other than the Spencer Shares, over which Spencer has sole voting and dispositive power). Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either Westcliff or Spencer is, for any other purpose, the beneficial owner of any the Securities, and Westcliff and Spencer disclaim beneficial ownership as to such Securities except to the extent of their respective pecuniary interests therein. The percentage of common stock of the Issuer beneficially owned by Spencer for the purposes of this Schedule is 9.5%, and the percentage of common stock of the Issuer beneficially owned by Westcliff for the purposes of this Schedule is 9.4%.

Item 5. Ownership of Five Percent or Less of a Class.

        Not Applicable.

CUSIP 48245L107                 SCHEDULE 13G                 Page 6 of 8

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        Westcliff is the investment manager of one or more investment partnerships, pooled investment vehicles and/or other client accounts that beneficially hold the Securities and, in that capacity, has been granted the authority to dispose of and vote the Securities held by those accounts. The client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities and the proceeds from the sale of the Securities. No single client's holdings exceed five percent of the Securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10.    Certifications.

        By signing below, each of the signatories certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP 48245L107                 SCHEDULE 13G                 Page 7 of 8

                                Signatures

        After reasonable inquiry and to the best of its knowledge and belief, each of the signatories certifies that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2007


                              WESTCLIFF CAPITAL MANAGEMENT, LLC

                              By: /s/ Richard S. Spencer III
                                  --------------------------
                                  Richard S. Spencer III
                                  Manager


                              RICHARD S. SPENCER III

                              /s/ Richard S. Spencer III
                              --------------------------
                              Richard S. Spencer III

CUSIP 48245L107                 SCHEDULE 13G                 Page 8 of 8

                                 EXHIBIT A

                         JOINT FILING UNDERTAKING

        The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  July 5, 2007          WESTCLIFF CAPITAL MANAGEMENT, LLC

                              By: /s/ Richard S. Spencer III
                                  -------------------------------
                                  Richard S. Spencer III, Manager


                              RICHARD S. SPENCER III

                              /s/ Richard S. Spencer III
                              --------------------------
                              Richard S. Spencer III